SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 7 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                             NOEL GROUP, INC.
---------------------------------------------------------------------------
                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 655260107
---------------------------------------------------------------------------
                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                            September 12, 1997
---------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP NO. 655260107                      Amendment No. 7 to 13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF           7    SOLE VOTING POWER           4,737,567
SHARES
BENEFICIALLY        8    SHARED VOTING POWER         0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      4,737,567
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,737,567

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.03%

14   TYPE OF REPORTING PERSON*

     CO, IN



*SEE INSTRUCTIONS BEFORE FILLING OUT



                      AMENDMENT NO. 7 TO SCHEDULE 13D


     This Amendment No. 7 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock, par value $0.01 per share, of Noel Group, Inc., as filed with the Securities and Exchange Commission (the "Commission") on March 24, 1997, amended by Amendment No. 1 to Schedule 13D, filed with the Commission on May 15, 1997, amended by Amendment No. 2 to Schedule 13D, filed with the Commission on May 22, 1997, amended by Amendment No. 3 to Schedule 13D, filed with the Commission on June 5, 1997, amended by Amendment No. 4 to Schedule 13D, filed with the Commission on June 20, 1997, amended by Amendment No. 5 to Schedule 13D, filed with the Commission on July 15, 1997, and further amended by Amendment No. 6 to
Schedule 13D, filed with the Commission on August 8, 1997 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of September 22, 1997, Fir Tree Partners had invested (i) $14,906,071 in shares of Common Stock through Fir Tree Value Fund, (ii) $1,976,929 in shares of Common Stock through Fir Tree Institutional and
(iii) $803,841 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be. On April 28, 1997, the Issuer distributed shares of common stock of HealthPlan Services, valued at approximately $2.64 per share of Common Stock, to its shareholders. The amounts set forth above do not include the value of the shares of common stock of HealthPlan Services distributed to each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

          (a) As of September 22, 1997, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 4,737,567 shares of Common Stock of the Issuer or 23.03% of the shares outstanding. The 4,737,567 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on September 22, 1997 is based on 20,567,757 outstanding shares of Common Stock as of July 31, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 1997.

          (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of August 6, 1997 to September 22, 1997 are listed on Annex A attached hereto and made apart hereof.


                            ANNEX A


 Transaction         Buy/Sell     Quantity     Price per
     Date                         (shares)     Share ($)
 ------------       ---------    ---------     ---------

   8/06/97            Buy         10,000        4.0625
   8/07/97            Buy         12,500        4.0625
   8/11/97            Buy          5,000        4.0625
   8/12/97            Buy         20,000        4.0625
   8/14/97            Buy         15,000        4.0625
   8/19/97            Buy         55,000        4.0625
   9/02/97            Buy         10,000        4.0930
   9/03/97            Buy         25,000        4.0930
   9/08/97            Buy         25,000        4.0625
   9/09/97            Buy         15,000        4.0930
   9/11/97            Buy          5,000        4.0625
   9/12/97            Buy         24,600        4.0930
   9/16/97            Buy          5,000        4.0930
   9/17/97            Buy          7,500        4.0930
   9/22/97            Buy          7,500        4.1250
                                 -------
                                 242,100
                                 =======


                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 24, 1997



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:  /s/JEFFREY TANNENBAUM
                                   -------------------------------
                                   JEFFREY TANNENBAUM, President



                              /s/JEFFREY TANNENBAUM
                              -------------------------------------
                              Jeffrey Tannenbaum